May 8, 2007
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	Minrad International (the “Company”) Registration Statement on Form S-3 (Registration File No. 333-139903)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests acceleration of the effective date of the referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 noon on May 9, 2007 or as soon thereafter as practicable.
We confirm awareness of our statutory responsibilities under the Act.
We acknowledge the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Minrad International, Inc.

by: /s/ William H. Burns, Jr.
Name:	William H. Burns, Jr.
Title:	Chairman and CEO